UNITED STATES
	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G

	Under the Securities Exchange Act of 1934


	Unumprovident Corp.
Formerly Provident Companies
	(Amendment No. 4)*.
	91529Y106

Check the following box if a fee is being paid with this statement ( ). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP NO.  91529Y106 13G

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

SunTrust Banks, Inc. as Parent Holding Company for:  SunTrust
Banks of Tennessee, Inc.; SunTrust Banks of Georgia, Inc.;
SunTrust Banks of Florida, Inc.; SunTrust Bank Mid-Atlantic;
SunTrust Delaware Trust Company; and in various fiduciary
capacities.  58-1575035
---------------------------------------------------------------2.
	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(A)______
(B)______
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3.	SEC USE ONLY
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4.	CITIZENSHIP OR PLACE OR ORGANIZATION

Georgia
-------------------------------------------------------------------
NUMBER OF		5.	SOLE VOTING POWER

SHARES			1,791,968
---------------------------------------------------
BENEFICIALLY	6.	SHARED VOTING POWER

OWNED BY			127,397
---------------------------------------------------
EACH			7.	SOLE DISPOSITIVE POWER

REPORTING			1,129,442
---------------------------------------------------
PERSON		8.	SHARED DISPOSITIVE POWER

WITH				10,386,686
-------------------------------------------------------------------
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,386,686
-------------------------------------------------------------------
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES*
-------------------------------------------------------------------
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.87%
-------------------------------------------------------------------
12.	TYPE OF REPORTING PERSON*

HC and BK




	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13G
	UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a) Name of Issuer:
------------------------
Unumprovident Corp

Item 1(b) Address of Issuer's Principal Executive Offices:
---------------------------------------------------------
1 Fountain Square
Chattanooga, Tennessee  37402

Item 2(a) Name of Person Filing:
-------------------------------
SunTrust Banks, Inc. as Parent Holding Company for: SunTrust Banks of Tennessee, Inc.; SunTrust Banks of Georgia, Inc.; SunTrust Banks of Florida, Inc.; SunTrust Bank Mid-Atlantic; SunTrust Delaware Trust Company; and in various fiduciary capacities. 58-1575035

Item 2)b) Address of Principal Business Office(s):
-------------------------------------------------
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

Item 2(c) Citizenship:
---------------------
SunTrust Banks, Inc. is a Georgia corporation; SunTrust Banks of Tennessee, Inc. is a Tennessee corporation; SunTrust Banks of Georgia, Inc. is a Georgia corporation; SunTrust Banks of Florida is a Florida corporation; SunTrust Bank Mid-Atlantic is a Virginia banking association; SunTrust Delaware Trust Company is a Delaware corporation.

Item 2(d) Title of Class of Securities:
--------------------------------------
Common Stock

Item 2(e) CUSIP Number:
----------------------
91529Y106

Item 3 Type of Person:
---------------------
(b)	Bank as defined in section 3(a)(6) of the Act.
(g)	Parent Holding company, in accordance with para. 240,13d-
1(1)(ii))H).

Item 4 Ownership:
----------------
Amount beneficially owned:	11,698,691

(b)	Percent of Class:	4.87%

(c)	Number of Shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	1,791,968

(ii)	Shared power to vote or to direct the vote:	127,397

(iii)Sole power to dispose or to direct the
disposition of:						1,129,442
(iv)	Shared power to dispose or to direct the
disposition of:						10,386,686


Item 5 Ownership of Five Percent of Less of Class:
-------------------------------------------------
X

Item 6 Ownership of More than 5 Percent of Behalf of Another
Person:
-------------------------------------------------------------------
N/A

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the Parent Holding
Company:
-------------------------------------------------------------------
N/A

Item 8 Identification and Classification of Members of the Group:
----------------------------------------------------------------
Not Applicable

Item 9 Notice of Dissolution of Group:
-------------------------------------
Not Applicable

Item 10 Certification:
---------------------
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose of effect.

Signature:
---------
After reasonable inquiry an to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:
-----
April 12, 2000

SunTrust Banks, Inc.

By	/s/ Cynthia S. Walker
Assistant Vice President
STI Trust and Investment Operations, Inc. as agent for
SunTrust Banks, Inc.



SunTrust Bank, Inc.
303 Peachtree Street, Suite 1500
Atlanta, Georgia  30308

April 12, 2000

Ladies and Gentlemen:

There is hereby transmitted for filing pursuant to Section 13(g) of the Securities and Exchange Act of 1934 and Rule 13G thereunder a Schedule 13G relating to beneficial ownership of less than 5% by SunTrust Banks, Inc. and its subsidiaries of shares of Unumprovident Corp common stock.

Please call the undersigned at (404) 581-1475 if you have any questions.

Sincerely,


/s/ Cynthia S. Walker
---------------------
Cynthia S. Walker
Assistant Vice President
STI Trust & Investment Operations, Inc. as agent for SunTrust Banks, Inc.

cc:	Unumprovident Corp.
New York Stock Exchange